SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                                 [Logo Omitted]




                               COMCAST CORPORATION


(Mark One):

         X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2002.

                                       OR

                  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
                  For the transition period from _________ to ________

Commission file number 000-50093
                       ---------

                  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   COMCAST CABLE COMMUNICATIONS HOLDINGS, INC.
                             LONG TERM SAVINGS PLAN
              (formerly the AT&T Broadband Long Term Savings Plan)

                  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Comcast Corporation
                  1500 Market Street
                  Philadelphia, PA 19102-2148

Comcast Cable Communications Holdings, Inc.
Long Term Savings Plan

Financial Statements
as of December 31, 2002 and 2001 and for the Year Ended December 31, 2002; Supplemental Schedule as of December 31, 2002; Independent Auditors' Report; and Report of Independent Accountants



COMCAST CABLE COMMUNICATIONS HOLDINGS, INC.
LONG TERM SAVINGS PLAN

TABLE OF CONTENTS
------------------------------------------------------------------------------------------------------------


                                                                                                 Page

INDEPENDENT AUDITORS' REPORT                                                                       1

REPORT OF INDEPENDENT ACCOUNTANTS                                                                  2

FINANCIAL STATEMENTS:

   Statement of Net Assets Available for Benefits as of December 31, 2002 and 2001                 3

   Statement of Changes in Net Assets Available for Benefits for the Year Ended
     December 31, 2002                                                                             4

   Notes to Financial Statements                                                                   5

SUPPLEMENTAL SCHEDULE:

   Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
     as of December 31, 2002                                                                      10

INDEPENDENT AUDITORS' CONSENT                                                                     11

INDEPENDENT ACCOUNTANTS' CONSENT                                                                  12

SIGNATURES                                                                                        13



INDEPENDENT AUDITORS' REPORT


To the Administrator of the
Comcast Cable Communications Holdings, Inc. Long Term Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Comcast Cable Communications Holdings, Inc. Long Term Savings Plan (formerly the AT&T Broadband Long Term Savings Plan, the "Plan"), as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of December 31, 2002 (Schedule H - Line 4i) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania
June 13, 2003

                        Report of Independent Accountants


To the Administrator of the
Comcast Cable Communications Holdings, Inc. Long Term Savings Plan:

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Comcast Cable Communications Holdings, Inc. Long Term Savings Plan, (formerly the AT&T Broadband Long Term Savings Plan, the "Plan") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP

New York, New York
June 17, 2002

COMCAST CABLE COMMUNICATIONS HOLDINGS, INC.
LONG TERM SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
(Thousands of Dollars)
-----------------------------------------------------------------------------------------

                                                                     December 31,
ASSETS                                                         2002              2001
INVESTMENTS, AT FAIR VALUE:
  Investments in Group Trust                               $                $ 1,184,515
  Investments                                                903,754              9,381
  Loans receivable from participants                          41,656             48,490
                                                           ---------        -----------

           Total investments                                 945,410          1,242,386

INTERFUND RECEIVABLES                                                             1,634

DIVIDENDS AND INTEREST RECEIVABLE                                                   669

OTHER RECEIVABLES                                                                     6
                                                           ---------        -----------

TOTAL ASSETS                                               $ 945,410        $ 1,244,695
                                                           =========        ===========


LIABILITIES

INTERFUND PAYABLES                                         $                    $ 1,634

ACCRUED EXPENSES                                                                  1,335
                                                           ---------        -----------

TOTAL LIABILITIES                                                                 2,969
                                                           ---------        -----------

NET ASSETS AVAILABLE FOR BENEFITS                          $ 945,410        $ 1,241,726
                                                           =========        ===========


See notes to financial statements.

COMCAST CABLE COMMUNICATIONS HOLDINGS, INC.
LONG TERM SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002
(Thousands of Dollars)
--------------------------------------------------------------------------------


CHANGE IN NET ASSETS ATTRIBUTED TO:
  Investments:
    Net depreciation in fair value of investments                 $ (295,793)
    Dividends and interest                                            12,754
    Interest on loans to participants                                  3,072
                                                                   ---------

                                                                    (279,967)
                                                                   ---------

  Contributions:
    Participant                                                       48,724
    Company                                                           85,126
    Rollover                                                           3,630
    Transfers of participants' balances from other plans              24,321
                                                                   ---------

                                                                     161,801
                                                                   ---------

  Deductions:
    Distributions to participants                                   (177,801)
                                                                   ---------
    Administrative expenses                                             (349)
                                                                   ---------

                                                                    (178,150)
                                                                   ---------

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS                       (296,316)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR               1,241,726
                                                                   ---------

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                     $ 945,410
                                                                   =========


See notes to financial statements.

COMCAST CABLE COMMUNICATIONS HOLDINGS, INC.
LONG TERM SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
1.    PLAN DESCRIPTION

      Effective November 18, 2002, the Comcast Cable Communications Holdings, Inc. Long Term Savings Plan, (the "Plan") was renamed from the AT&T Broadband Long Term Savings Plan. The Plan is a defined contribution plan which allows eligible employees of Comcast Cable Communications Holdings, Inc. (formerly AT&T Broadband Corp., the "Company" or the "Plan Administrator") to set aside a portion of their salary on a pre-tax and after tax basis, and to encourage participants to save on a long-term basis by matching a portion of such deferral with employer contributions as determined by the Plan. The Plan participated in a master trust (the "Group Trust") for the investment of the pooled assets of various funds through November 18, 2002 (see Note 8). Each participating plan had an undivided interest in the Group Trust. As a result of the Broadband acquisition described below, the Plan assets held in the Group Trust were removed from such trust and were directly invested into the available investment options.

      On November 18, 2002, Comcast Corporation ("Comcast") completed the acquisition of AT&T Corp.'s ("AT&T") broadband business ("Broadband") which resulted in the combination of Comcast Holdings Corporation ("Comcast Holdings") and Broadband. Concurrent with the closing of the Broadband acquisition, shareholders of Comcast Holdings received shares of Comcast common stock in exchange for corresponding shares of Comcast Holdings common stock based on an exchange ratio of 1 to 1 (the "Reorganization"). Upon completion of the Broadband acquisition and the Reorganization, Comcast Holdings and the Company are wholly owned subsidiaries of Comcast, with Comcast Holdings as the predecessor to Comcast.

      Effective January 25, 2002, a portion of the AT&T Mergers & Acquisitions Retirement Savings Plan merged into the Plan. Net assets of approximately $23.1 million were transferred into the Plan and were recorded as transfers of participants' balances from other plans on the statement of changes in net assets available for benefits.

      Effective October 4, 2002, the TKR Company Defined Contribution Plan was merged into the Plan. Net assets of approximately $1.2 million were transferred into the Plan and were recorded as transfers of participants' balances from other plans on the statement of changes in net assets available for benefits.

      Eligible employees hired on or after January 1, 2001 through September 30, 2001 were automatically enrolled in the Plan after completing one month of service. Eligible employees hired before January 1, 2001 or after September 30, 2001 must use one of the participant initiated enrollment methods to participate in the Plan. All participants may invest their contribution in one or more of the thirty (30) different funds, in 10% increments.

      Effective January 1, 2002, employee contributions of up to 50% of compensation may be authorized (prior to that date, contributions of up to 16% of compensation were authorized) subject to certain limits imposed by the Internal Revenue Code ("IRC"). A participant may designate contributions as pre-tax contributions or after-tax contributions. All pre-tax contributions, after-tax contributions and earnings thereon are immediately vested and are not subject to forfeiture. Pre-tax contributions may be made up to the Internal Revenue Service ("IRS") limit of $11,000 in 2002. The Company will contribute an amount equal to 75% of the sum of the pre-tax and after-tax contributions up to the first 8% of compensation (see Note 11). Effective October 1, 2001, an employee hired on or after such date must complete six months of service before he or she is eligible for Company contributions (see Note
      11). Company contributions are invested in accordance with the participant's elected investment direction. Effective November 18, 2002, the existing balances of all participants became 100% vested. Generally, a participant becomes vested in Company contributions as follows:


                                                      Vesting
          Years of Service                          Percentage

          Less than 3                                     0 %
          3 or more                                     100 %


      Loans are available to all participants in an amount not less than $1,000, up to a maximum of the lesser of $50,000 minus the participant's highest outstanding loan balance in the last twelve (12) months or 50% of the participant's vested account balance. Upon default, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Loan transactions are treated as a transfer to
      (from) the investment fund from (to) the Participant Loan Account. The term of the loan shall not exceed fifty-six (56) months. The loans are collateralized by the balance in the participant's account and bear interest at prime rate determined monthly by the Plan administrator. Interest rates are fixed for the term of the loan. Interest rates on participant loans outstanding at December 31, 2002 range from 4.25 percent to 11.5 percent. Principal and interest are paid through payroll deductions or participant initiated payments.

      When a participant terminates employment, the entire vested amount in the participant's account will be distributed in a single payment as directed by the participant, if the amount to be distributed is less than $5,000. However, if the amount to be distributed exceeds $5,000, and the participant does not request the distribution, the participant's account shall remain in the Plan and may be distributed at the participant's request, as a minimum required distribution when the participant attains age 70 1/2, or upon the participant's death, whichever is earlier. When a participant dies, the participant's beneficiary or beneficiaries may elect to receive their share of the participant's account balance as a single payment or, if the beneficiary is a surviving spouse, as a transfer to a Plan account in his or her own name.

      Amounts contributed by the Company which are forfeited by a participant as a result of the participant's separation from service prior to becoming 100% vested may be used to reduce the Company's required contributions.

      For a complete description of the Plan, participants should refer to the Plan Prospectus. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

2.    ACCOUNTING POLICIES

      Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

      Payment of Benefits - Benefits are recorded when paid.

      Valuation of Investments - Income and assets of the Group Trust were allocated to the Plan based on participant balances. The net asset value of the Group Trust was calculated by Fidelity Management Trust Company ("FMTC" or the "Trustee"). The Trustee determines the value of the underlying assets in the investment manager portfolios taking into account values supplied by a generally accepted pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators, values of comparable property, appraisals or other relevant information. Investments in securities listed on national stock exchanges are carried at fair value determined on the basis of the last published sales price per share on December 31, as reported on the Composite Tape, or, if no sales were made on that date, at the last published sales price on the next preceding day on which sales were made. Securities traded in over-the-counter markets are carried at fair value based on the last bid prices or closing prices on December 31, as listed in published sources if available or, if not available, from other sources considered reliable. Contracts with insurance companies and financial institutions, which are fully benefit responsive, are carried at contract value (representing contributions made under the contracts plus accumulated interest at the contract rates). All other investments are carried at the fair value at the close of business on December 31. Participant loans receivable are valued at cost which approximates fair value. Participant loans were not part of the Group Trust.

      Purchases and Sales of Investments - Purchases and sales of securities are recorded as of the trade dates.

      Investment Income - Dividend income is recorded on securities held as of the ex-dividend dates. Interest income is recorded on the accrual basis.

      Net Appreciation (Depreciation) in the Fair Value of Investments - The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      Risks and Uncertainties - Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.    TAX STATUS

      The IRS has determined and informed the Company by a letter dated October 1, 1999, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. Although the Company filed a new determination letter application with the IRS on February 28, 2002, a response has not yet been received. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4.    CONCENTRATIONS OF INVESTMENT RISK

      Plan participants' accounts are exposed to market risk in the event of a significant decline in the value of certain equity securities.

5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA (see Note 11). In the event of Plan termination, the Plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interests in such assets.

6.    PLAN EXPENSES

      Plan participants share the recordkeeping, accounting, and other administrative costs of the Plan with the Company. Brokerage, investment manager and trustee fees are paid by the Plan, and are primarily reflected in the calculation of a fund's net asset value per unit.

7.    INVESTMENTS

      Effective November 18, 2002, the AT&T Stock Fund was frozen and any existing investment election directed to this fund was directed to the Broadband Stable Value Fund.

      The following table presents investments that represent 5 percent or more of Plan's net assets (in thousands, except share amounts).

                                                                            December 31,
                                                                        2002              2001
Fidelity Magellan Fund, 821,057 shares                               $ 64,831        $
Investments in Group Trust                                                             1,184,515
Liberty Media Stock Fund, 31,591,816 shares (see Note 11)             155,748
Comcast Class A Common Stock, 13,157,562 shares                       103,550
Broadband Stable Value Fund, 196,609,185 shares (see Note 11)         196,609
AT&T Stock Fund, 38,774,609 shares                                     67,856
S&P 500 Index Fund, 10,535,987 shares                                  74,700
Asset All STR  Growth, 4,327,659 shares                                71,103

8.    GROUP TRUST INVESTMENTS

      The following table presents the investments in the Group Trust held by FMTC at December 31, 2001 (dollars in thousands). The investments were removed from the Group Trust on November 18, 2002 (see Note 1).

                                                                          December 31,
Type of Group Trust Investments                                               2001
                                                                              ----
Asset Allocation Strategies                                                $ 664,756
Index Funds                                                                  322,792
AT&T Custom Funds                                                          3,989,842
Mutual Funds                                                               2,660,141
Stock Funds                                                                2,154,884
                                                                         -----------

Total Group Trust Investments                                            $ 9,792,415
                                                                         ===========


                                                                         December 31,
Allocation of Group Trust Investments                                        2001
                                                                             ----
AT&T Long Term Savings Plan for Management Employees                       72.9679 %
AT&T Long Term Savings and Security Plan                                   14.7674 %
AT&T Retirement Savings and Profit Sharing Plan                             0.0812 %
AT&T of Puerto Rico, Inc. Long Term Savings Plan for Management
  Employees                                                                 0.0705 %
AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan               0.0167 %
Comcast Cable Communications Holdings, Inc. Long Term Savings Plan         12.0963 %



9.    RELATED PARTY TRANSACTIONS AND PARTY-IN-INTEREST

      Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research ("FMR"), the parent of FMTC. FMTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

      In addition, the Plan invests in shares of Comcast Class A common stock, which qualifies as a related party transaction. AT&T Corp. stock qualified as a related party transaction until Comcast's acquisition of Broadband on November 18, 2002 (see Note 1).

10.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2002 (in thousands of dollars):

       Distributions to participants                            $ 177,801
       Less:  Amounts allocated to withdrawing participants
        at December 31, 2001                                         (358)
                                                                ---------

Benefits paid to participants per the Form 5500                 $ 177,443
                                                                =========

      Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

11.   SUBSEQUENT EVENTS

      Effective January 1, 2003, the Plan was amended to remove after tax contributions to the Plan and the Company matching contribution was changed to be 100% of the first 6% of an eligible employees compensation except for certain bargaining unit employees.

      Effective January 17, 2003 and February 10, 2003 the balances in AT&T Wireless Stock Fund and Liberty Media Stock Fund, respectively, were liquidated and reinvested in the Broadband Stable Value Fund.

      On July 1, 2003, the assets of the Plan will be merged into the Comcast Corporation Retirement-Investment Plan which was amended on February 26, 2003 to reflect this merger.

                                                                                           FEIN#: 27-0000798
                                                                                           Plan#: 020

COMCAST CABLE COMMUNICATIONS HOLDINGS, INC.
LONG TERM SAVINGS PLAN

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002
(Thousands of Dollars)
-----------------------------------------------------------------------------------------------------------------------------
                                                                             Description of Investment
                                                                             Including Maturity Date,          Fair or
           Identity of Issue, Borrower, Lessor or                            Rate of Interest,                 Current
                        Similar Party                                        Par or Maturity Value              Value

Brokeragelink                                                                    3,798,773 shares               $ 3,799
Broadband Stable Value Fund                                                    196,609,185 shares               196,609
   (bearing interest of 1.35% - 7.14% with maturities
   generally from 2004-2007)
Janus Overseas                                                                     352,024 shares                 5,382
TRP Mid Cap Growth                                                                 278,379 shares                 8,641
TRP SM Cap Growth                                                                  448,688 shares                 9,647
Janus Worldwide                                                                    255,201 shares                 8,199
Pimco Total Return Inst.                                                           687,621 shares                 7,337
LM Value Trust FI CL                                                                42,916 shares                 1,851
Vanguard US Growth ADM                                                             173,336 shares                 5,411
Vanguard Windsor II ADM                                                            189,603 shares                 7,000
Asset All STR Growth                                                               306,170 shares                 4,923
Asset All STR Bal                                                                4,327,659 shares                71,103
Asset All STR Inc                                                                  154,505 shares                 2,576
US Bond Market Index                                                             1,131,552 shares                15,106
S&P 500 Index Fund                                                              10,535,987 shares                74,700
Total US Stock Market Index                                                        204,803 shares                 1,505
Extended US Stock Market                                                           127,528 shares                 1,029
International Stock Market Index                                                   106,077 shares                   665
Comcast Class A Common Stock Fund                                               13,157,562 shares               103,550
Liberty Media Stock Fund                                                        31,591,816 shares               155,748
AT&T Wireless Stock Fund                                                         8,250,421 shares                20,874
AT&T Stock Fund                                                                 38,774,609 shares                67,856
Fidelity Magellan                                                                  821,057 shares                64,831
Fidelity Equity Income                                                             296,122 shares                11,747
Fidelity Low PR Stk                                                                792,909 shares                19,958
Fidelity Diverse Intl                                                            1,127,493 shares                19,348
Fidelity DIVD Growth                                                               464,099 shares                10,359
Fidelity High Income                                                               526,322 shares                 4,000
                                                                                                              ---------
                                                                                                                903,754
                                                                                                              ---------
Participant loans receivable (at cost, which approximates fair value)
  (bearing interest of 4.25% - 11.5% and maturing from 2003 through 2007)                                        41,656
                                                                                                              ---------

                                                                                                              $ 945,410
                                                                                                              =========


INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-101295 of Comcast Corporation on Form S-8 of our report dated June 13, 2003, appearing in this Annual Report on Form 11-K of the Comcast Cable Communications Holdings, Inc. Long Term Savings Plan for the year ended December 31, 2002.



/s/ DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania
June 27, 2003

INDEPENDENT ACCOUNTANTS' CONSENT

We hereby consent to the incorporation by reference in Registration Statement No. 333-101295 of Comcast Corporation on Form S-8 of our report dated June 17, 2002 relating to the statement of net assets available for benefits as of December 31, 2001, appearing in this Annual Report on Form 11-K of the Comcast Cable Communications Holdings, Inc. Long Term Savings Plan for the year ended December 31, 2002.


/s/ PricewaterhouseCoopers LLP


New York, New York
June 27, 2003

                                   SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                   COMCAST CABLE COMMUNICATIONS
                                   HOLDINGS, INC. LONG TERM SAVINGS PLAN


                                   By:   Comcast Corporation


June 30, 2003                      By:   /s/ Lawrence J. Salva
                                         ---------------------------------------
                                         Lawrence J. Salva
                                         Senior Vice President and
                                         Controller